SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 17, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of an Extract of the Minutes of a Regular Meeting of the Board of Directors of the Company held on July 16, 2002.

EXTRACT OF THE MINUTES OF REGULAR MEETING OF THE BOARD OF DIRECTORS OF *COMPANHIA SIDERÚRGICA NACIONAL*, HELD ON JULY 16, 2002, AND DRAWN UP AS SUMMARY.

NIRE: 33300011595

1. **Date:** July 16, 2002.

2. **Time:** 3:00 p.m.

3. **Place:** Av. Juscelino Kubitschek, 1830, Tower I, 14th floor, São Paulo, SP.

4. **Present:** Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Fúlvio Vieira Fonseca, Vagner Laerte Ardeo and Cláudia de Azeredo Santos (General Secretary).

6. **Agenda: 6.1 – Internationalization Strategy** – Representatives from JPMorgan made a presentation to the Board of Directors ("C.A.") on the details of the Project for Internationalization of the Company through the integration of its operations with Corus Group plc. Said project was approved, with unanimity of all those present, and the Executive Directors and Dr. Cláudia de Azeredo Santos (General Counsel) (CPF no. 667.431.767-53) being hereby authorized to sign, collectively or individually, the Heads of Agreement (non-binding) with Corus Group plc. and all other accessory documents, as well as negotiate and practice all acts required for its announcement and effectiveness of the operation, maintaining the C.A. informed of any relevant alterations in the terms and conditions presented. Next, Dr. Cláudia de Azeredo Santos made a presentation referring to the Company's administrators' civil liability in view of the operation now approved, under the Brazilian, US (Federal) and British laws. The C.A. further approved the Relevant Fact and releases that will be forwarded for publication. Said documents and presentations are filed at the C.A. General Secretariat. I hereby attest that the deliberations herein transcribed are true to the original minutes filed at the Company Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Cláudia de Azeredo Santos
General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 17. 2002